Exhibit 4.3
EMPLOYMENT AGREEMENT
INTERVENED in Montreal in March 2018, amended in November 2018 and further amended on December 5, 2019
BETWEEN:
ALITHYA FINANCIAL SOLUTIONS, INC., a company duly constituted under the Business Corporations Act (Québec), represented by Mr. Paul Raymond, President and Chief Executive Officer;
(hereinafter the “Corporation”)

AND:
CLAUDE ROUSSEAU domiciled and residing at [REDACTED]
(hereinafter the “Officer”)
______________________________________________________________________
1.EMPLOYMENT
1.1Employment. The Corporation hereby hires the Officer to render services with respect to GROUP ALITHYA INC. (hereinafter the “Parent Corporation”). The Officer will hold the position and responsibilities of Senior Vice President and Chief Operating Officer of the Corporation, and all its subsidiaries worldwide. Without limiting the generality of the foregoing, the work and services required of the Officer will be the duties, tasks and responsibilities that will be assigned to them as Senior Vice President and Chief Operating Officer of the Corporation by the President and Chief Executive Officer of the Corporation from time to time during the term of employment. For the purpose of this Agreement, the Date of appointment is January 26, 2015 and the Corporation recognizes the seniority of the Officer as of January 26, 2015.
1.2Acceptance. The Officer accepts employment on the terms and conditions set out in this Agreement and agrees to devote all of his time and attention to his employment hereunder. The Officer agrees to act in the best interests of the Corporation with fidelity and loyalty and within the limits of his duties and to comply with the instructions given by the Corporation.
1.3Place of work. The principal place of employment of the Officer is in the United States subject to reasonable travel that may be required or necessary to render the services hereunder.
2.TERM
Notwithstanding the date of signature of this Agreement, the duration of the present contract is for the period from November 1, 2018 to March 31, 2022, the fixed part of the contract, subject to the provisions of termination of employment provided for in Section 4 hereof.
3.COMPENSATION AND BENEFITS
3.1Salary. As compensation for all services to be rendered under this Agreement, the Corporation shall pay to the Officer, during the employment, an annual base salary set out in the Appendix A in force, payable every two (2) weeks in accordance with the Corporation’s salary policies which may be reviewed from time to time in accordance with the practice of the Corporation and the performance of the holder, but at least on an annual basis, net of deductions that must be made under applicable laws and regulations.
3.2Bonus. The Officer is eligible for a bonus program that may provide annual incentive compensation based on defined performance criteria, the level of achievement of performance targets, and the conditions determined annually by the President and Chief Executive Officer, as more fully detailed in the Appendix A in force. Notwithstanding the foregoing, nothing in this present section shall have the effect of guaranteeing to the Officer the payment of an annual bonus by the Corporation.
3.3Long-term incentive. The Officer is eligible for a long-term incentive program that aims to share a portion of the value of the Parent Corporation to which the Officer contributes during his service with the Corporation. The program is administered by the Corporation's Board of Directors (the “Board”). The conditions for the participation of the Officer will be communicated to him annually in accordance with the Appendix A in force.
3.4Purchase of shares. The Officer is eligible for a share purchase plan that aims to align his interests with the interests of the shareholders. The plan is managed by the Board. The conditions for the participation of the Officer will be communicated to him annually in accordance with the Appendix A in force.
3.5Expenses. Subject to any policies that may be established from time to time, the Corporation shall pay or reimburse to the Officer all reasonable expenses actually incurred or paid by the Officer during the term of their employment upon presentation of statements of expenses or supporting documents.
3.6Vacation. The Officer is entitled to vacation in accordance with Corporation’s policy, equal to the number of weeks described in the Appendix A in force. Vacations are non-redeemable and cannot be accumulated or carried over from one year to the next, unless otherwise agreed between the Officer and the Corporation. The Officer must take his vacation at a time deemed acceptable by the Corporation, taking into account the needs of the Corporation.
3.7Benefits. Upon assuming office, the Officer shall participate in the Group Insurance Plan and other benefit plans of the Corporation in accordance with the terms of the applicable benefit plans in effect from time to time.
3.8Information. The Officer acknowledges having been expressly informed of the Corporation's policies and plans regarding salaries, expenses and benefits at the time of the signing of the present Agreement.

4.TERMINATION OF EMPLOYMENT
4.1Termination of employment for serious reason. The Corporation may, at any time, terminate the employment of the Officer without notice or indemnity in lieu thereof, and without any further obligation to the Officer, due to a serious reason.
For the purposes hereof, the expression “serious reason” includes, but is not limited to:
(i)conduct involving the theft or misappropriation of property of the Corporation or any of its subsidiaries or corporations or any of its successors or assigns;
(ii)any form of dishonesty, financial or otherwise, that could materially interfere with the normal course of business, the reputation or business relationship of the Corporation;
(iii)the deliberate refusal to perform the duties reasonably assigned to them by the President and Chief Executive Officer of the Corporation after receiving a written notice to that effect from the Corporation and having been given reasonable notice (usually 10 days) to comply with the instructions of the President and Chief Executive Officer;
(iv)failure to fulfill substantially all of their duties as an Officer as provided herein; and
(v)gross negligence by the Officer in the performance of his duties.
4.2Termination of employment without serious reason. The Corporation may terminate the employment of the Officer without serious reason by providing them with a written notice of termination of employment and accrued wages, reimbursements of accrued expenses and any other amount due to the Officer at the time of termination of employment, in addition to an indemnity in lieu of reasonable notice of termination of employment equal to the greater of the following amounts: (i) the remaining portion of the period determined by the duration of the contract as defined in paragraph 2 and the Appendix A, or (ii) the product of (i) the sum of twelve (12) months plus one (1) month per year of service, subject to a maximum of 24 months (the “Term of severance” for purposes of the present Section) multiplied by (ii) the Officer’s Cash Compensation, the whole of which is divided by twelve (12). The Cash Compensation is equal to the sum of (i) the annual base salary in effect on the date of termination of employment and (ii) the average of the annual bonuses paid for the two (2) fiscal years preceding the date of termination of employment. The Officer will also be entitled to the continuity of their benefits for the Term of severance or a lump sum payment equivalent to the portion of the cost of the group insurance premiums assumed by the Corporation, with the exception of the protection for the long-term disability which will be discontinued on the date of termination of employment. In addition, the Officer will receive for the period of severance the relocation to the United States allowance, if he is still receiving such allowance at the date of termination of employment without serious reason.
4.3The Officer acknowledges and agrees that payments under the preceding paragraph include any remuneration or payment, including benefits, notice,

compensatory indemnity, termination payments of any nature whatsoever to which the Officer may be entitled under the applicable laws, in connection with the termination of employment. The Corporation shall deduct from this amount (a) any legal deduction and any contribution to the benefit plans of the Officer that are regularly made during the term of this Agreement in accordance with the terms of the benefit plan or (b) any other amount, certain and due, that the Officer owes to the Corporation. In addition, the Officer acknowledges and agrees that the provisions of this Section 4 are fair and reasonable and agrees to sign a release upon receipt of sums due as compensation in lieu of notice, if necessary, in the event of the termination of their employment by the Corporation without serious reason or the termination of their employment pursuant to the provisions of paragraphs 4.4 and 4.5.
4.4Termination of employment without serious reason or resignation for cause within 12 months of a Change of Control as defined for the purpose of the Corporation’s Long-Term Incentive Plan. If, in the 12 months following a Change of Control event, the Corporation terminates the employment of the Officer without serious reason or if the Officer resigns in the following cases: (i) their remuneration, including their benefits, are considerably reduced, (ii) without their prior written consent, the Officer suffers a significant reduction of their responsibilities, authority, status or hierarchy, taken as a whole, (iii) the relocation of their principal place of work to a place located more than 100 kilometers from the usual principal place of work, the Officer shall be entitled to a severance equal to the greater of following amounts: (i) the remaining portion of the fixed part of the contract, or (ii) 24 months (the “Term of severance” for the purposes of this paragraph 4.4) of his Cash Compensation as defined in paragraph 4.2. The Officer will also be entitled to the continuity of their benefits for the Term of severance or a lump sum payment equivalent to the portion of the cost of the group insurance premiums assumed by the Corporation, with the exception of the protection for the long-term disability which will be discontinued on the date of termination of employment.
4.5Resignation of the Officer. The Officer may terminate this Agreement by giving the Corporation thirty (30) days written notice at the end of which the Corporation will be fully discharged from its obligations under this Agreement. The Officer undertakes, during this notice period, to make reasonable efforts to assist the Corporation in finding and training their successor. All benefits and other conditions will be maintained during this period. The Corporation may, in its sole and absolute discretion, waive such notice by the Officer, in whole or in part, and accelerate the departure of the Officer. In such event, the Corporation shall pay to the Officer the compensation that would have been payable for the full thirty (30) days' notice.
4.6Termination of employment in the event of death. The employment of the Officer hereunder will automatically terminate upon the death of the Officer.
4.7Returning of files in the event of an end of employment relationship. As soon as the Officer ceases to be employed by the Corporation, for any reason whatsoever, all software repositories relating to trade secrets or intellectual property as well as all documents, records, computers, telephones, agendas, relating to the Corporation and its subsidiaries, and any Confidential Information, as defined in paragraph 5.4 of the present Agreement, then in the possession or under the control of the Officer, including copies of those, whether prepared by the Officer or third parties, will be returned or delivered without delay to the Corporation without any copies being preserved in any form or medium.

5.NON-SOLICITATION AND NON-DISCLOSURE PROVISIONS
5.1Acknowledgment by the Officer. For the purpose of these non-solicitation, non-disclosure and non-competition provisions, the Officer acknowledges that:
5.1.1The Corporation provides information technology consulting services such as management consulting services and advanced technologies (such as computer and engineering), recruitment and decision support services in IT recruitment, managed IT infrastructure services (such as hosting, colocation and outsourcing, IT check-up, transition, operations, business continuity plan, succession plan), development services applications (such as process analysis, functional analysis, project management, web development, mobile technology, solution integration) (hereafter collectively referred to as “Services Provided by the Corporation”);
5.1.2his work for the Corporation will give him access to the industrial secrets of the Corporation and its subsidiaries as well as to Confidential Information, as defined in section 5.3;
5.1.3the Corporation would not have entered into this Agreement without the agreements set out in this Section; and
5.1.4the agreements set out in this Section are essential to protect the Business and goodwill of the Corporation;
5.2Non-solicitation. The Officer agrees in favor of the Corporation, for a period of twelve (12) months, if any, following the termination of his employment for whatever reason, in the territory of the Province of Quebec, not to: soliciting, directly or indirectly, for Services Provided by the Corporation or for any other product or service sold or rendered by the Corporation or any of its subsidiaries on the date of termination of employment of the Officer, any client or relationship business with which the Corporation or any of its subsidiaries does business or has done business within twelve (12) months of the termination of the employment of the Officer, for the purpose of obtaining or taking business, contracts or orders from such customers to the detriment of the Corporation or any of its subsidiaries, or deploy, directly or indirectly, efforts to take advantage of contracts with the Corporation or any of its subsidiaries; and to solicit, directly or indirectly, for hiring purposes or hire as an independent contractor any employee of the Corporation or any of its subsidiaries or any person of whom the Corporation or any or all of the other of its subsidiaries has retained the services as an employee or independent contractor during the twelve (12) months preceding the date of the termination of the employment of the Officer.
5.3Confidentiality. The Officer shall not, while employed by the Corporation or at any time thereafter, directly or indirectly, use or disclose to any person any Confidential Information provided, however, that nothing in this Section prevents the Officer from disclosing or using Confidential Information if:
5.3.1Confidential Information is publicly available or is in the public domain at the time of such disclosure or use, without breach of this Agreement; or if
5.3.2the disclosure of the Confidential Information is required by the laws, regulations, agencies or governmental authorities or by order of the competent courts.

The Officer acknowledges and agrees that the Confidential Information is the exclusive property of the Corporation and its subsidiaries and that the obligations under this paragraph shall remain in force for life and shall exist and remain in full force notwithstanding any alleged breach or disavowal or breach, or the alleged disavowal of this Agreement by the Corporation. For the purposes hereof, “Confidential Information” means any confidential or proprietary information, intellectual and industrial property (including know-how and trade secret) and any confidential fact relating to the Corporation or any other business and internal of the Corporation or any of its subsidiaries, including unpublished or undisclosed financial results, current and past client lists, strategies with customers and potential customers of the Corporation or any of its subsidiaries, its subsidiaries, sales or recruitment strategies, contracts with customers of the Corporation or its subsidiaries tenders, bid response strategies as well as bid response templates, any prices or discounts offered to customers of the Corporation or its subsidiaries and any other information of the same nature or any information relating to employees, any person s or consultants retained by the Corporation.
5.3.3Non-competition. The Officer undertakes, for the duration of his employment with the Corporation and for a period of 12 months, if any, from the date on which he ceases to be employed by the Corporation for any reason, to not, for himself or for any other person, directly or indirectly, in any capacity whatsoever, including without limiting himself, as a shareholder, employer, employee, principal, agent, franchise, franchisor, distributor or advisor, to carrying on activities or functions that are identical or similar, in whole or in part, to those that he has exercised for the benefit of the Corporation, in the sectors of activity to which the Corporation and its subsidiaries as detailed in paragraph 5.1.1 of this Agreement, and that, in the territory of the Province of Quebec.
Failure to comply with the foregoing provisions of this article will cause the Corporation serious and irreparable prejudice that renders a final judgment ineffective in damages; therefore, in the event of such a violation, the Corporation may immediately use the appropriate procedures to get an injunction order as quickly as possible; otherwise, and in any event, the payment of any penalty for any suit, action or claim brought by the Corporation to obtain such payment shall in no way constitute an authorization for such default to occur or continue.
6.INTELLECTUAL PROPERTY
6.1The Corporation is and will be the sole owner of all products resulting from the performance of the Officer's services hereunder, including all materials, ideas, concepts, formats, suggestions, developments, writings, arrangements, software packages, programs and other intellectual property that the Officer may acquire, obtain, develop or create in connection with their employment with the Corporation and during the term of their employment, free and clear of any claim by the Officer (or whoever makes a claim on behalf of the Officer) of any nature whatsoever
7.GENERAL PROVISIONS
7.1Restrictions on the Conduct of the Corporation. Except as provided in paragraph 4.4 of this Agreement, nothing in this Agreement limits the

Corporation in its management of the Corporation and, in particular, the Corporation is free to sell the property of the Corporation as a whole, or to merge or consolidate the Corporation with the business of any other person or to abandon the business.
7.2Currency. All amounts in this Agreement are denominated and paid in U.S. currency if the Principal Residence of the Officer continues to be in the United States as part of the requirements of his employment.
7.3Notice. Any notice required or permitted to be given hereunder shall be in writing and shall be delivered by hand, fax, or electronic mail, provided written confirmation of receipt is obtained, or by 24-hour courier service or by prepaid registered mail. It shall be deemed to have been given when so delivered by hand, electronic mail or overnight courier or, if mailed, three (3) days after mailing, in the following manner:

to the Corporation:	ALITHYA FINANCIAL SOLUTIONS, INC. 700, De la Gauchetière Street West, Suite 2400 Montreal Quebec, Canada, H3B 5M2 To the attention of Mr. Paul Raymond Email: paul.raymond@alithya.com

to the Officer:	CLAUDE ROUSSEAU [REDACTED]
Either party may, by notice to the other party in accordance with this clause, designate another address for the receipt of notices hereunder.
7.4Entirety. This Agreement and the Appendices contain the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements, written or oral, with respect thereto.
7.5Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the Province of Quebec. In the event of a dispute with respect to the interpretation of the Agreement or the performance of the parties' obligations hereunder, the courts of the District of Montreal shall have exclusive jurisdiction.
7.6Assignment. Subject to the provisions of paragraph 4.4 of this Agreement, the Corporation may, without the consent of the Officer, assign its rights under this Agreement in respect of any sale, transfer or other disposition of the whole or any substantially all of its property or activities, whether by merger, amalgamation or otherwise. The Officer may not assign or attempt to assign, directly or indirectly, all or part of his rights or interests in this Agreement.
7.7Severability. If any provision of this Agreement is found by a court to be invalid or unenforceable, the remaining provisions of this Agreement shall remain in full force and effect in all respects, without regard to the invalid or unenforceable portion.
7.8Waiver. The waiver, implied or otherwise, of rights under any provision of this Agreement shall not be construed as a waiver of rights under any other provisions, whether or not similar, and such waiver shall not be deemed to have effect unless otherwise stipulated in a written declaration and duly signed by the party waiving a right.
7.9Survival. Sections 5 and 6 shall survive and remain in force despite the termination, end, or expiration of the present Agreement.
7.10Supersedes. This Agreement supersedes and cancels any oral or written agreement between the parties relating to the functions covered by this Agreement whose content would be contrary to the provisions of this Agreement.
7.11Headings. The headings of this Agreement are provided for reference purposes only and in no way effect the meaning or interpretation of this Agreement.
8.AGREEMENT BY THE OFFICER
The Officer acknowledges and agrees that they have read and understood all of the sections and paragraphs of this Agreement and that they have received the necessary explanations on the nature and scope of the sections or paragraphs of this Agreement. The Officer acknowledges that he/she has been advised that this Agreement contains important obligations for the Officer and acknowledges that they have had the opportunity to consult with their legal counsel prior to signing this Agreement. More specifically, the Officer declares that these obligations do not prevent them from earning a reasonable living, taking into account the important consideration that they derive from this Agreement.

IN WITNESS WHEREOF, the parties have signed the present Agreement effective on December 5, 2019.

ALITHYA FINANCIAL SOLUTIONS, INC. /s/ Paul Raymond
Paul Raymond President and Chief Executive Officer
/s/ Claude Rousseau
CLAUDE ROUSSEAU

APPENDIX A
INTERVENED IN CLAUDE ROUSSEAU’S AGREEMENT
DATED APRIL 1, 2019

Effective Contractual Period:	From November 1, 2018 to March 31, 2022.

Annual Base Salary:	$370,000 annual review as at April 1st, 2020.

Annual Vacations:	Five (5) weeks progressively cumulated for each 12-month period starting April 1st of each year and taken according to the vacation calendar in force.

Short-Term Incentive:	The Officer will be eligible to a target bonus of 70% of his base salary for the effective period (the “Target Bonus”). The maximum overall bonus is 150% x Target Bonus.
The Bonus will be calculated in accordance with the Short-Term Incentive Plan approved by the Board.

Share Purchase Plan:	The Officer is eligible to the Share Purchase Plan. He may contribute up to 10% of his annual base salary and the Corporation will contribute up to 3.5% of his annual base salary.

Long-Term Incentive:	The Long-Term Incentive grants are determined by the Board under the Long-Term Incentive Plan in force. All grants are subject to the Officer’s participation in the Corporation’s Share Purchase Plan.

Share Ownership Requirement:
In accordance with the Share Ownership Requirement policy in force, the Officer commits to owning shares which total value equals at least one (1) time his base salary as of the farthest of the following dates:
i) April 1st 2024; or
ii) The 5th anniversary date of his appointment.

Share Ownership Requirement:
In accordance with the Share Ownership Requirement policy in force, the Officer commits to owning shares which total value equals at least one (1) time his base salary as of the farthest of the following dates:
i) April 1st 2024; or
ii) The 5th anniversary date of his appointment

Annual Medical Exam:	The Corporation requires that the Officer undertakes a complete annual medical exam at a Medical Clinic chosen and paid for by the Corporation.

Tax Consultation:	The Corporation will reimburse or pay for Tax Consultation within reasonable limits in order for the Officer to comply with his tax declaration.

Monthly Relocation Allowance:	A monthly allowance in the amount of $5,000.00 is authorized for the whole duration of the Employment Agreement.

Travel Expenses:	All travel between Orlando and Montreal including travel for family reasons will be paid by the Corporation, including more specifically airfare, car rental and hotel, etc.

Sporting Club Fees:	Each year, the Corporation will reimburse sporting club fees up to $10,000 plus applicable taxes.

 SIGNED BY,

ALITHYA FINANCIAL SOLUTIONS, INC. /s/ Paul Raymond
Paul Raymond President and Chief Executive Officer
/s/ Claude Rousseau
CLAUDE ROUSSEAU